Exhibit 99.1

Weibo Reports First Quarter 2021 Unaudited Financial Results

BEIJING, China – May 10, 2021 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for first quarter ended March 31, 2021.

“We started the year of 2021 with a strong quarter,” said Gaofei Wang, CEO of Weibo. “Weibo’s user base and engagement continued to grow from prior quarter, leveraging our effective channel investments, enriched video offerings and our strength in social distribution and hot trends. On the monetization front, we are glad to see broad-based year-over-year growth across industries and robust momentum with certain differentiated ad products, demonstrating our competitiveness in fulfilling advertiser’s increasing brand plus performance needs.” Mr. Wang concluded.

First Quarter 2021 Highlights

•	Net revenues were $458.9 million, an increase of 42% year-over-year or an increase of 31% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $390.0 million, an increase of 42% year-over-year.

•	Value-added service (“VAS”) revenues were $68.9 million, an increase of 44% year-over-year.

•	Income from operations was $108.6 million, representing an operating margin of 24%.

•	Non-GAAP income from operations was $137.5 million, representing a non-GAAP operating margin of 30%.

•	Net income attributable to Weibo was $49.8 million and diluted net income per share was $0.22.

•	Non-GAAP net income attributable to Weibo was $130.7 million and non-GAAP diluted net income per share was $0.57.

•	Monthly active users ("MAUs") were 530 million in March 2021, a decrease of 4% year-over-year and an increase of 2% quarter-over-quarter. Mobile MAUs represented 94% of MAUs.

•	Average daily active users ("DAUs") were 230 million in March 2021, a decrease of 5% year-over-year and an increase of 2% quarter-over-quarter.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the first quarter of 2021 had been the same as it was in the first quarter of 2020, or RMB 6.98=US$1.00.

First Quarter 2021 Financial Results

For the first quarter of 2021, Weibo’s total net revenues were $458.9 million, an increase of 42% compared to $323.4 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2021 were $390.0 million, an increase of 42% compared to $275.4 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $356.7 million, an increase of 44% compared to $247.9 million for the same period last year, primarily attributable to broad-based robust growth of ad spend across industries from the trough for the same period last year.

VAS revenues for the first quarter of 2021 were $68.9 million, an increase of 44% year-over-year compared to $48.0 million for the same period last year, mainly attributable to revenues derived from the interactive entertainment company acquired in November 2020.

Costs and expenses for the first quarter of 2021 totaled $350.3 million, an increase of 32% compared to $265.4 million for the same period last year. The increase was primarily due to increased marketing expense and higher personal related cost.

Income from operations for the first quarter of 2021 was $108.6 million, compared to $58.0 million for the same period last year. Operating margin was 24%, compared to 18% last year. Non-GAAP income from operations was $137.5 million, compared to $74.1 million for the same period last year. Non-GAAP operating margin was 30%, compared to 23% last year.

Non-operating loss for the first quarter of 2021 was $44.7million, compared to an income of $10.0 million for the same period last year. Non-operating loss for the first quarter of 2021 mainly included (i) a $58.2 million net loss on sale of and fair value change of investments, which is excluded under non-GAAP measures; and (ii) a $13.5 million net interest and other income.

Income tax expense were $14.9 million, compared to $15.9 million for the same period last year.

Net income attributable to Weibo for the first quarter of 2021 was $49.8 million, compared to $52.1 million for the same period last year. Diluted net income per share attributable to Weibo for the first quarter of 2021 was $0.22, at similar level for the same period last year. Non-GAAP net income attributable to Weibo for the first quarter of 2021 was $130.7 million, compared to $67.4 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the first quarter of 2021 was $0.57, compared to $0.30 for the same period last year.

As of March 31, 2021, Weibo’s cash, cash equivalents and short-term investments totaled $3.41 billion. For the first quarter of 2021, cash provided by operating activities was $244.3 million, capital expenditures totaled $6.0 million, and depreciation and amortization expenses amounted to $12.4 million.

Appointment of Independent Director

The Company announced that its board of directors has appointed Mr. Yan Wang as an independent director of the Company. Mr. Wang served as a director of SINA Corporation, the parent of the Company from May 2003 to March 2021 and also held various executive roles in SINA since its inception. The appointment is effective immediately.

Business Outlook

For the second quarter of 2021, Weibo estimates its net revenues to increase by 25% to 30% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on May 10, 2021 (or 7:00 PM – 8:00 PM Beijing Time on May 10, 2021) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2687308

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 PM China Standard Time on May 10, 2021 to 20:59 PM China Standard Time on May 17, 2021. To access the recording, please use the following dial-in information listed below:

United States:       +1 855 452 5696

Hong Kong:          800 963 117

Mainland China:   400 602 2065

International:        +61 2 8199 0299

Replay PIN:           2687308

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, non-cash compensation cost to non-controlling interest shareholders, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax primarily related to the amortization of intangible assets and fair value change of investments, and amortization of convertible debt and unsecured senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses (benefit), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,		December 31,
	2021	2020	2020
Net revenues:
Advertising and marketing	$390,011	$275,422	$453,477
Value-added service	68,885	47,967	59,933
Net revenues	458,896	323,389	513,410

Costs and expenses:
Cost of revenues (1)	79,770	74,110	87,288
Sales and marketing (1)	143,975	99,102	139,136
Product development (1)	96,566	74,409	90,229
General and administrative (1)	29,981	17,753	15,113
Total costs and expenses	350,292	265,374	331,766
Income from operations	108,604	58,015	181,644

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(58,200)	(2,938)	(185,371)
Interest and other income, net	13,504	12,905	9,531
	(44,696)	9,967	(175,840)

Income before income tax expenses	63,908	67,982	5,804
Benefit (provision) of income taxes	(14,945)	(15,883)	25,314

Net income	48,963	52,099	31,118
Less: Net income (loss) attributable to non-controlling interests	(857)	(9)	2,076
Net income attributable to Weibo's shareholders	$49,820	$52,108	$29,042

Basic net income per share attributable to Weibo's shareholders	$0.22	$0.23	$0.13
Diluted net income per share attributable to Weibo's shareholders	$0.22	$0.23	$0.13

Shares used in computing basic net income per share attributable to Weibo's shareholders	227,771	226,392	227,495
Shares used in computing diluted net income per share attributable to Weibo's shareholders	229,302	227,029	228,489

(1) Stock-based compensation in each category:
Cost of revenues	$1,413	$1,347	$1,475
Sales and marketing	2,251	2,216	3,097
Product development	8,076	6,909	10,203
General and administrative	4,013	4,822	4,545

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$2,292,740	$1,814,844
Short-term investments	1,118,452	1,682,048
Accounts receivable, net	511,327	492,010
Prepaid expenses and other current assets	382,912	296,757
Amount due from SINA(1)	505,976	548,900
Current assets subtotal	4,811,407	4,834,559

Property and equipment, net	59,899	60,632
Goodwill and intangible assets, net	205,405	208,688
Long-term investments	1,206,307	1,179,466
Other non-current assets	213,641	51,772
Total assets	$6,496,659	$6,335,117

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$152,332	$149,509
Accrued expenses and other current liabilities	633,142	562,333
Deferred revenues	148,055	143,684
Income tax payable	122,454	102,844
Current liabilities subtotal	1,055,983	958,370

Long-term liabilities:
Convertible debt	893,435	892,399
Unsecured senior notes	1,536,688	1,536,112
Other long-term liabilities	58,767	61,906
Total liabilities	3,544,873	3,448,787

Redeemable non-controlling interests	64,197	57,714

Shareholders’ equity :
Weibo shareholders’ equity	2,870,359	2,812,425
Non-controlling interests	17,230	16,191
Total shareholders’ equity	2,887,589	2,828,616

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,496,659	$6,335,117

(1) Included short-term loans to and interest receivable from SINA of $522.5 million as of  March 31, 2021 and $547.9 million as of December 31, 2020.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,		December 31,
	2021	2020	2020
Income from operations	$108,604	$58,015	$181,644
Add: Stock-based compensation	15,753	15,294	19,320
Amortization of intangible assets	4,519	828	3,174
Non-cash compensation cost to non-controlling interest shareholders	8,631	-	-
Non-GAAP income from operations	$137,507	$74,137	$204,138

Net income attributable to Weibo's shareholders	$49,820	$52,108	$29,042
Add: Stock-based compensation	15,753	15,294	19,320
Amortization of intangible assets	4,519	828	3,174
Non-cash compensation cost to non-controlling interest shareholders	8,631	-	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	58,200	2,938	185,371
Non-GAAP to GAAP reconciling items on the share of equity method investments	(1,075)	(5,285)	(6,399)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	359	3	(562)
Tax effects on non-GAAP adjustments(1)	(7,148)	172	(18,889)
Amortization of convertible debt and unsecured senior notes issuance cost	1,612	1,369	1,611
Non-GAAP net income attributable to Weibo's shareholders	$130,671	$67,427	$212,668

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.57 *	$0.30	$0.92 *

Shares used in computing GAAP diluted net income per share attributable to Weibo's shareholders	229,302	227,029	228,489
Add: The number of shares for dilution resulted from convertible debt(2)	6,753	-	6,753
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	236,055	227,029	235,242

Adjusted EBITDA:
Non-GAAP net income attributable to Weibo's shareholders	$130,671	$67,427	$212,668
Interest income,net	(3,939)	(13,349)	(4,021)
Income tax expenses (benefits)	22,093	15,711	(6,425)
Depreciation expenses	7,909	5,974	7,511
Adjusted EBITDA	$156,734	$75,763	$209,733

(1) To exclude the provision for income tax primarily related to amortization of intangible assets and fair value change of investments.
The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.
(2) To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

* Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31,		December 31,
	2021	2020	2020
Net revenues
Advertising and marketing
Non-Ali advertisers	$356,711	$247,855	$393,945
Alibaba - as an advertiser	33,300	27,567	59,532
Subtotal	390,011	275,422	453,477

Value-added service	68,885	47,967	59,933
	$458,896	$323,389	$513,410